GRANT THORNTON LLP

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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Management of C Cubed Capital Partners, LLC, C Cubed Finance 2024-1 LLC and Cantor Fitzgerald & Co.:

We have performed the procedures enumerated below on certain information or attributes on certain of C Cubed Capital Partners, LLC's (the "Company") settlement receivables as of December 31, 2023 (the "Subject Matter") solely for the purpose of assisting the Company in connection with a proposed offering of certain classes of notes (the "Securitization Transaction") to be issued by C Cubed Finance 2024-1 LLC (the "Issuer"). The Company is responsible for the Data Tape (as defined herein) accurately representing the information included in the underlying asset documents and the disclosed assumptions and methodologies.

The Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting specified parties in evaluating the Subject Matter. This report may not be suitable for any other purpose. Additionally, Cantor Fitzgerald & Co. ("Cantor") (together with the Company and Issuer, the "Specified Parties") has agreed to and acknowledged that the procedures performed are appropriate for its purposes. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.

Consequently, we make no representation regarding the appropriateness of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed on the Subject Matter and our findings are described in Appendix A. We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Subject Matter. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Our agreed-upon procedures engagement was not conducted for the purpose of the following:

- Addressing the conformity of the origination of the assets to stated underwriting or credit extension guidelines, standards, criteria, or other requirements;

- Addressing the value of collateral securing any such assets being securitized;

- Addressing the compliance of the originator of the assets with federal, state, and local laws and regulations;

- Satisfying any criteria for due diligence published by a nationally recognized statistical rating organization;

- Addressing any other factor or characteristic of the assets that would be material to the likelihood that the issuer of the asset-backed security will pay interest and principal in accordance with applicable terms and conditions;

- Forming any conclusions; and

- Any other terms or requirements of the transaction that do not appear in this report.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Specified Parties. It is not intended to be, and should not be, used by anyone other than these specified parties, including investors and rating agencies, who are not identified as specified parties but who may have access to this report as required by law or regulation.

Grant Thornton LLP

Chicago, Illinois
March 26, 2024

Grant Thornton

Appendix A

Unless otherwise indicated, the following are defined for the purposes of our procedures:

- The phrase "compared" means we checked the information for agreement between sources, with any findings being reported unless a deviation tolerance is otherwise noted. If applicable, such compared amounts and percentages are deemed to be in agreement if differences were attributable to rounding.

- The phrase "recomputed" means, if applicable, we recalculated the number using the applicable information in the Data Tape and Source Documents (as defined herein) as the inputs, with any findings being reported unless a deviation tolerance is otherwise noted. If applicable, such recomputed amounts and percentages are deemed to be in agreement if differences were attributable to rounding.

- The phrase "Source Documents" means a record containing details of a particular transaction or characteristic. Source Documents include Methodology Support and Allocation Schedules, Methodology Files, Defendant Settlement Agreements and State Memorandums of Understanding ("MOU").

- The phrase "Subdivision" means the sub-entity of a State that provides general governance for a defined area, including a county, parish, city, town, village, or similar entity. This term includes a sub-entity of the State that is authorized by State law to provide one or a limited number of designated functions, including but not limited to school districts, fire districts, healthcare & hospital districts, and emergency services districts, otherwise known as a "Special District".

Data Tape agreed-upon procedures

A. Tape to File

On January 16, 2024, and with updates through March 26, 2024, Cantor, on behalf of the Company, provided us with spreadsheets containing settlement receivables for McKesson, Amerisource, Cardinal (collectively, the "Big 3"), Teva, Allergan, Walmart, CVS, Walgreens (collectively, the "Next 5") and Janssen (together with the Big 3 and the Next 5, the "Defendants") for the Securitization Transaction (collectively, the "Data Tape").

On February 5, 2024, and with updates through March 1, 2024, Cantor, on behalf of the Company, provided us with the Tie-Out Methodology.docx, and CCubed Backstop Fees Walk.xlsx files (collectively, the "Provided Methodology") as shown in Appendix B.

On February 5, 2024, and with updates through March 25, 2024, Cantor, on behalf of the Company, provided us with the following Source Documents:

Defendant Settlement Agreements

- Allergan-Settlement-Agreement-and-Exhibits-2-16-23.pdf
- Big 3 - Final Distributor Settlement Agreement.pdf
- CVS-Settlement-Agreement 2022-12-09.pdf
- Janssen-agreement-03302022-FINAL2-Exhibit-G-as-of-1.9.23.pdf

- Teva-Global-Settlement-Agreement-and-Exhibits-2-8-23-v.-2.pdf
- Walgreens-Multistate-Agreement-and-Exhibits.pdf
- Walmart-Settlement-Agreement-2023.02.07.pdf

Methodology Support and Allocation Schedules

- 2024.03.25 _ Deposits Opioids x GT.xlsx (the "Deposits Paid Table")
- 2024.03.22 _ Paid in full list_v 3.24.24.xlsx (the "Contingency Paid in Full List")
- Co-Counsel Fees & Attorney Fees.xlsx (the "Co-Counsel Fee Table")
- Exhibit G & F for each Subdivision Reference.xlsx ("Exhibit G & F")
- CB Big 3 Walk with Accrued Interest & Escrow.xlsx (the "Accrued Interest File")
- 2024.03.22 _ Paid in full list_v 3.25.24.xlsx (the "Back-Stop Paid in Full List")
- Tie-Out Methodology Appendices.xlsx
- 2024.03.24 _ Schedule inputs.xlsx (the "Schedule Inputs Table")
- Copy of 3.1.24 CCubed Backstop Fees Walk – CCubed Responses.xlsx

Methodology Files (collectively, the "Additional Methodology Files")
- AL Opioid - McKesson and JJ Special District Allocations (07.22.22).pdf
- JNJ WA Settlement (1-22-24) - JNJ WA signed.pdf
- Distributors OK Contingent_Fee_Awards_Report_Payment Year Selling Law Firm
- Selling Law Firm- McKesson Litigating Local Government Attorneys Fees (09.18.22)
- Screenshot 2024-03-19 at 9.43.53 AM.png
- JBOH AL.pdf
- Additional NH JJ Subdivisions
- NH JJ Projections.png
- New Mexico Walgreens Settlement Agreement.pdf
- Pontiac City, MI Big 3 & Janssen 2023 balances_CF_email.pdf
- 2022.2.4 _ Teva - Final Texas AG Settlement.pdf
- Allocation Term Sheet.pdf
- WA-Janssen_CF_email.pdf
- WV Defendant Breakdown.xlsx
- WV_CF_email.pdf
- PA -Big 3 & Janssen_BS_emailed screenshot.pdf
- PA CFF Notice to Counsel (10.19.23).pdf
- J&J contingent_fee_awards_report.xlsx

We were instructed to perform recomputations and comparisons for the (i) Common Benefit Receivables, (ii) annual Contingency Fees payments and (iii) annual Back-Stop Fees payments (together with annual Contingency Fees payments, the "Fee Payments"), as detailed in Exhibit 1 below.

EXHIBIT 1

Settlement Receivables	Source Documents
Common Benefit Receivables	Defendant Settlement Agreements; Methodology Support and Allocation Schedules
Contingency Fees	Defendant Settlement Agreements; Methodology Support, Allocation Schedules and Methodology Files
Back-Stop Fees	Defendant Settlement Agreements; Methodology Support, Allocation Schedules and Methodology Files

Common Benefit Receivables

We were instructed by the Company to recompute and compare the yearly Common Benefit Receivables payment on the Data Tape for each Defendant using the following methodology:

1) Using the Common Benefit Receivables table (Exhibit R in each Defendant's respective Settlement Agreement), recompute each year's scheduled percentage by dividing the yearly total by the total benefit paid.
2) The Company instructed us to use an estimated receivable percentage of 8.6994105%. We recomputed the yearly scheduled payment by multiplying the product of each Exhibit R yearly balance and scheduled percentage by the estimated receivable percentage.
3) All payments due in the years prior to 2024 were added to the 2024 balance.
4) For the Big 3 and Janssen, the Company provided us with a breakdown of accrued interest (from the Accrued Interest File) to be added to the 2024 payment amount.

We compared this recomputed balance to the Common Benefit Receivables balance contained in the Data Tape.

We noted no differences between our recomputations and the yearly Common Benefit Receivables as contained in the Data Tape.

Contingency Fees

We were instructed by the Company to follow the instructions included in the Provided Methodology, as listed in Appendix B, as the first step to recompute the Contingency Fees payment as contained in the Data Tape. Such instructions were used to recompute the:

- Contingency Fee Assumption;
- National Method; and
- State Attorney Method

Next 5

For the Next 5, we were then instructed by the Company to apply the following methodology to continue the Contingency Fees payment recomputations:

1) Recompute the average of the National Method and the State Attorney Method.
2) Deduct applicable Co-Counsel Fees (as derived from the Co-Counsel Fee Table) from the results of step 1 above.
3) Using information contained in or derived from Exhibit R in each Defendant's respective Settlement Agreement, recompute the respective yearly Contingency Fee Fund Percentage per Defendant.
4) Multiply step 2 by step 3 for each year.
5) Using information contained in the Deposits Paid Table, determine if there were any payments made by a Defendant to a Subdivision prior to 2024.
6) For any payments that were determined to be paid per step 5 prior to 2024, the recomputed amount per step 4 will not be included in the 2024 total. If no payments were determined to be paid per step 5, such recomputed amount per step 4 will be included in the 2024 total due.
7) Using information contained in the Contingency Paid in Full List, determine if there were any Subdivisions paid in full by a Defendant prior to 2024.
8) For any Subdivision paid in full by a Defendant, 2024 and future payments will be deemed to be zero.

Big 3 and Janssen

Cantor, on behalf of the Company, provided us with Contingency Fee Panels for the Big 3 and Janssen (the "Fee Panels"). We were instructed by the Company to apply the following methodology to continue the Contingency Fees payment recomputations for the Big 3 and Janssen following the first step of the Provided Methodology:

1) If there is a Contingency Fee on the Data Tape that is not on the Fee Panel, we were instructed to use the Next 5 methodology as detailed above.
2) Refer to the Fee Panel provided for the yearly Subdivision payment.
3) Deduct applicable Co-Counsel Fees (as derived from the Co-Counsel Fee Table) from the payment of Step 2 above.
4) Using information contained in the Deposits Paid Table, determine if there were any payments made by a Defendant to a Subdivision prior to 2024.
5) For any payments that were determined to be paid per step 4 prior to 2024, the recomputed amount per step 3 will not be included in the 2024 total. If no payments were determined to be paid per step 4, such recomputed amount per step 3 will be included in the 2024 total due.

6) Using information contained in the Contingency Paid in Full List, determine if there were any Subdivisions paid in full by a Defendant prior to 2024.
7) For any Subdivision paid in full by a Defendant, 2024 and future payments will be deemed to be zero.

Additional Contingency Fees Methodology

For those Contingency Fees payment recomputations performed that did not match the Data Tape, the Company instructed us to use the following additional methodology:

- All Walgreens distributions of Contingency Fees referenced on Exhibit R of the Defendant Settlement Agreement are paid on a one year delay.
- For all West Virginia Subdivision payments, the Company provided us with a total deposit value of $1,722,317.83 and we were instructed by the Company to utilize the Additional Methodology Files provided by the Company that contain additional distribution instructions to recompute allocations. We were instructed by the company to distribute 50% of the total recomputed Contingency Fee in 2024 and 50% in 2025.
- For Walgreens distributions to NM, we were instructed to follow the Contingency Methodology outlined in the New Mexico Walgreens Settlement Agreement.pdf to recompute allocations.
- For Big 3 distributions for the Birmingham, Fort Deposit, Hueytown, Jefferson County, Mountain Brook, and Pleasant Grove Subdivisions of Alabama, the Company provided the Additional Methodology Files that contain additional distribution instructions to recompute allocations.
- For Big 3 distributions for Jefferson County Board of Health, Alabama, the Company provided the Additional Methodology Files to be used to recompute allocations.
- For Janssen distributions for WA, the Company provided the Additional Methodology Files that contain additional distribution instructions to recompute allocations.
- For Big 3 distributions for Hughes County, Lincoln County, Muskogee County, Okfuskee County, Payne County and Seminole County Oklahoma, the Company provided Additional Methodology Files that contain additional distribution instructions to recompute allocations.
- For Janssen distributions for New Hampshire, the Company provided Additional Methodology Files to be used to recompute allocations.
- For Janssen distributions for Ohio, the Company provided Additional Methodology Files to be used to recompute allocations.
- For Teva distributions for TX, the Company instructed us to use the Attorney Fee Value provided in the Settlement Agreement to recompute the Contingency Fee.
- For Big 3 and Janssen distributions to Pontiac City, Michigan, the Company provided us with 2023 outstanding balances and instructed us to add them to the 2024 payments scheduled.
- For Next 5 distributions for Centerville, Mississippi, the Company instructed us to use Additional Methodology Files in place of Exhibit G of the respective Settlement Agreement.

- For all Centerville/Centerville Town, Mississippi references on source files the Company has confirmed that Centerville Town and Centerville are the same Subdivision.

We compared the Contingency Fees payment amount recomputed above to the corresponding payment amounts contained in the Data Tape. We noted 6 differences between our recomputations and the Contingency Fees payments in the Data Tape as listed in Appendix C.

Back-Stop Fees

We were instructed by the Company to follow the instructions included in the Provided Methodology, as listed in Appendix B, as the first step to recompute the Back-Stop Fees payment as contained in the Data Tape. Such instructions, were used to recompute the:

- Participation Status
- Back-Stop Budget
- Total Value
- Total Back-Stop Available

Next 5

For the Next 5, we were then instructed by the Company to apply the following methodology to continue the Back-Stop Fees payment recomputations.

1) Recompute the Subdivision Back-Stop Fee amount by subtracting the Gross Back-Stop Fee available from the corresponding Gross Contingency Fee recomputed in the Contingency Fee model. If the result is negative, the Back-Stop fee will be deemed to be $0.00.
2) If the result of step 1 above is positive, deduct the applicable Co-Counsel Fees (as derived from the Co-Counsel Fee Table) from the results of Step 1 to get the net Back-Stop Fee.
3) Using the Schedule Inputs Table provided to us by the Company, determine if Exhibit M or Exhibit R is to be used for payment distribution. If no Exhibit is listed, Back-Stop Fees are deemed to be zero.
4) Using information contained in or derived from Exhibit M or Exhibit R in each Defendant's respective Settlement Agreement, recompute the yearly Back-Stop Percentage per Defendant.
5) Multiply Step 2 by Step 4 for each year.
6) Using information contained in the Deposits Paid Table, determine if there were any payments made by a Defendant to a Subdivision prior to 2024.
7) If there are no payments made prior to 2024, they are to be included in the 2024 total due.
8) Using information contained in the Back-Stop Paid in Full List and the Deposits Paid Table, determine if there were any Subdivisions paid in full by a Defendant prior to 2024.
9) For any Subdivision that was paid in full by a Defendant, 2024 and future payments will be deemed to be zero.

Big 3 and Janssen

Cantor, on behalf of the Company, provided us with Back-Stop Fee Panels for the Big 3 and Janssen (the "Back-Stop Fee Panels"). We were instructed by the Company to apply the following the methodology to continue the Back-Stop Fees payment recomputations for the Big 3 and Janssen following the first step of the Provided Methodology.

1) Refer to the Back-Stop Fee Panel provided for the yearly Subdivision payment. Verify if the Back-Stop Fee Panel projection is 7 years ("Complete") or is less than 7 years ("Incomplete").
2) If there is a Complete Back-Stop Fee Panel projection, use the Back-Stop Fee Panel distributions.
3) Deduct applicable Co-Counsel Fees (as derived from the Co-Counsel Fee Table) from the results of step 2 above.
4) Using information contained in the Deposits Fee Paid Table, determine if there were any payments made by a Defendant to a Subdivision in 2023.
5) If 2023 payments are found to be outstanding, they are to be included in the 2024 total due.
6) For Incomplete Back-Stop Fee Panel projections, we were instructed by the Company to recompute the difference between the Gross Back-Stop Fee and the Total Back-Stop Fee Panel Projection.
7) If there is no difference between the Gross Back-Stop Fee and the Total Back-Stop Fee Panel Projection, utilize the Back-Stop Fee Panel projection and complete steps 2 through 4.
8) If there is a difference between the Gross Back-Stop Fee and the Total Back-Stop Fee Panel Projection, we were instructed to use the Schedule Inputs Table provided by the Company to determine if Exhibit M or Exhibit R is applicable. The payment distribution balance will be distributed evenly across the remaining years pursuant to the timing on the exhibit.
9) Using information contained in the Deposits Paid Table, determine if there were any payments made by a Defendant to a Subdivision prior to 2024.
10) If there are no payments made prior to 2024, they are to be included in the 2024 total due.

Additional Back-Stop Fees Methodology

For those Back-Stop Fees payment recomputations performed that did not match the Data Tape, the Company instructed us to use the following additional methodology:

1) For Pontiac City, Michigan, the Company instructed us to determine the difference of the balances of the Deposits Paid Table for 2023 and the Back-Stop Fee Panel for 2023. We were instructed to include the difference of the balances in the 2024 payment.
2) For the Big 3 and Janssen distributions to Milwaukee City, WI, the Company instructed us to i) determine the total paid amount from the Deposits Paid Table, ii) subtract this amount from the Gross Back-Stop Fee amount and iii) if there is a positive balance, use the Schedule Inputs Table provided to determine if Exhibit M or Exhibit R of the respective Defendant Settlement Agreement is applicable. The Company further instructed us to recompute the payment evenly across the remaining years pursuant to the timing on the exhibit.

3) For the Big 3 and Janssen distributions to Pennsylvania, the Company instructed us to use the balances as provided in the Special Master Fee Panels for years 2024 through 2027.
4) For the Big 3 and Janssen Back-Stop Fee payments for the Subdivisions listed in Appendix D, we were instructed by the Company that any non-payment of Back-Stop Fees for 2021 and 2022 will not be included in the 2024 total.

We noted no differences between our recomputations and the Back-Stop Fees payments in the Data Tape.

Grant Thornton

Appendix B

Step 0. Confirming the subdivision's state is participating. If not, $0 cashflow. Use State Participation Status tab

Step 1. Calculating the Back-Stop Budget
This will be the multiplication of the "Incentive Level" * Local Gov't Share * Exhibit F (From MSAs).

Defendant	Subdivision	Incentive Lvl.	Incentive Amt.	Exhibit F	LG Share of Pool	Back-Stop Budget	
Big 3	Clayton County, Georgia	A	$ 17,626,313,006.52	2.788208%	25.00%	$ 122,864,567.84	GT Agrees

Step 2. Calculating the "Total Value" by multiplying the Back-Stop Budget by Exhibit G * the Max Attorney Fee.

Defendant	Subdivision	Back-Stop Budget	Exhibit G	Max Attorney Fee	"Total Value"	This is the state's agreement Exhibit G
Big 3	Clayton County, Georgia	$122,864,567.84	1.67289%	25%	$513,846.70	GT Agrees

Step 3. Calculating Total Back-Stop Available from the state MOUs.
This will be grabbing the Maximum LGFF Contribution from the MOUs and multiplying the Back-Stop Budget and Exhibit G.

Defendant	Subdivision	Max LGFF Contribution	Total Back-Stop Available	
Big 3	Clayton County, Georgia	15%	$308,308.02	GT Agrees

Step 4. Calculate the Differential
**** From Contingency Fee calc**, subtract out the Contingency Fee from the "Total Value". If negative, $0.**

Defendant	Subdivision	Cont. Fee (this one is from fee panel)	"Total Value"	Back-Stop		
Big 3	Clayton County, Georgia	$314,044.07	$513,846.70	$199,802.63	GT Agrees	Fee Panels are from Tie-Out Methodology Appendices.xlsx

This is before co-counsel fees are taken out just because there is a 0% co-counsel fee here. If there was a co-counsel fee, it would have been applied in the contingency fee methodology.

Step 5. Net out Co-Counsel Fees
This will be same as Contingency fees. Still awaiting source documentation from NS here, will be same support for Cont. Fees

Defendant	Subdivision	Co-Counsel Fee	Net Back-Stop Fee	GT Agrees if there is 0% co-counsel
Big 3	Clayton County, Georgia	0%	$199,802.63	We were provided a Co-Counsel Fee table by Subdivision on 2/7. According to that the Co-counsel is 25% Would we use that?
		25%	149,851.97	Cantor shared an updated version on 3/14, the company refined their assumptions as the documentation came in from 2/7 to now. (We are awaiting co-counsel split support from NS currently). 0% is the correct co-counsel fee here

Defendant	Subdivision	
Big 3	Clayton County, Georgia	**Step 6. Distribution of Net Back-Stop Fee.** **From Exhibit M-1 of the MSA's**

*** THIS EXAMPLE is for illustrative purposesof Methodology *** We have BS Distribution from the Fee Panel for the Big 3 and should use that (See tabs, below)

Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Yr 13	Yr 14	Yr 15	Yr 16	Yr 17	Yr 18
$ 8,984.64	$ 9,442.42	$ 9,442.42	$ 11,818.53	$ 11,818.53	$ 11,009.61	$ 11,009.61	$ 13,091.10	$ 13,091.10	$ 13,091.10	$ 10,875.45	$ 10,875.45	$ 10,875.45	$ 10,875.45	$ 10,875.45	$ 10,875.45	$ 10,875.45	$ 10,875.45

EXHIBIT M

Settlement Payment Schedule

The below reflects the maximum payment if all States become Settling States and no offsets or reductions pursuant to this Agreement apply.

The text of this Agreement explains the terms, conditions, and underlying calculations for each of these Payments.

	Payment 1	Payment 2	Payment 3	Payment 4	Payment 5	Payment 6
Resitution/Abatement	$792,612,857.89	$832,997,473.28	$832,997,473.28	$1,042,614,337.16	$1,042,614,337.15	$1,042,614,337.15
Base	$458,881,128.25	$482,261,695.06	$482,261,695.06	$603,618,826.78	$603,618,826.77	$562,304,221.38
Bonus A	*$333,731,729.64*	*$350,735,778.22*	*$350,735,778.22*	*$438,995,510.38*	*$438,995,510.38*	*$408,948,524.64*
Bonus B	*$208,582,331.02*	*$219,209,861.39*	*$219,209,861.39*	*$274,372,193.99*	*$274,372,193.99*	*$255,592,827.90*
Bonus C	*$125,149,398.61*	*$131,525,916.83*	*$131,525,916.83*	*$164,623,316.39*	*$164,623,316.39*	*$153,355,696.74*
Bonus D						*$71,361,591.12*
Additional Restitution Amount	$64,615,384.62	$113,076,923.08	$105,000,000.00	$0.00	$0.00	$0.00
State Cost Fund	$56,538,461.54	$0.00	$0.00	$0.00	$0.00	$0.00
State Outside Counsel Fee Fund	$136,044,378.70	$129,230,769.23	$17,417,159.76	$0.00	$0.00	$0.00
Attorney Fee Fund	$136,044,378.70	$150,934,911.25	$270,825,443.80	$183,625,739.68	$183,625,739.69	$183,625,739.69
MDL Expense Fund	$40,384,615.39	$0.00	$0.00	$0.00	$0.00	$0.00
Litigating Subdivision Cost Fund	$40,000,000.00	$40,000,000.00	$40,000,000.00	$0.00	$0.00	$0.00
Total Payment	$1,266,240,076.84	$1,266,240,076.84	$1,266,240,076.84	$1,226,240,076.84	$1,226,240,076.84	$1,226,240,076.84

	Payment 7	Payment 8	Payment 9	Payment 10	Payment 11	Payment 12
Resitution/Abatement	$1,042,614,337.15	$1,226,240,076.84	$1,226,240,076.84	$1,226,240,076.84	$1,030,778,538.44	$1,030,778,538.44
Base	$562,304,221.38	$668,613,860.15	$668,613,860.15	$668,613,860.15	$555,451,916.87	$555,451,916.87
Bonus A	*$408,948,524.64*	*$486,264,625.57*	*$486,264,625.57*	*$486,264,625.57*	*$403,965,030.45*	*$403,965,030.45*
Bonus B	*$255,592,827.90*	*$303,915,390.98*	*$303,915,390.98*	*$303,915,390.98*	*$252,478,144.03*	*$252,478,144.03*
Bonus C	*$153,355,696.74*	*$182,349,234.59*	*$182,349,234.59*	*$182,349,234.59*	*$151,486,886.42*	*$151,486,886.42*
Bonus D	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*
Additional Restitution Amount	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
State Cost Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
State Outside Counsel Fee Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Attorney Fee Fund	$183,625,739.69	$0.00	$0.00	$0.00	$0.00	$0.00
MDL Expense Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Litigating Subdivision Cost Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Payment	$1,226,240,076.84	$1,226,240,076.84	$1,226,240,076.84	$1,226,240,076.84	$1,030,778,538.44	$1,030,778,538.44

	Payment 13	Payment 14	Payment 15	Payment 16	Payment 17	Payment 18	Total	
Resitution/Abatement	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	$18,554,013,691.11	
Base	$555,451,916.87	$555,451,916.87	$555,451,916.87	$555,451,916.87	$555,451,916.87	$555,451,916.87	*$10,204,707,530.09*	
Bonus A	*$403,965,030.45*	*$403,965,030.45*	*$403,965,030.45*	*$403,965,030.45*	*$403,965,030.45*	*$403,965,030.45*	*$7,421,605,476.43*	
Bonus B	*$252,478,144.03*	*$252,478,144.03*	*$252,478,144.03*	*$252,478,144.03*	*$252,478,144.03*	*$252,478,144.03*	*$4,638,503,422.77*	
Bonus C	*$151,486,886.42*	*$151,486,886.42*	*$151,486,886.42*	*$151,486,886.42*	*$151,486,886.42*	*$151,486,886.42*	*$2,783,102,053.66*	
Bonus D	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*	*$71,361,591.12*	*$927,700,684.60*	
Additional Restitution Amount	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$282,692,307.70	
State Cost Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$56,538,461.54	
State Outside Counsel Fee Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$282,692,307.70	
Attorney Fee Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$1,292,307,692.51	
MDL Expense Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$40,384,615.39	
Litigating Subdivision Cost Fund	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$120,000,000.00	
Total Payment	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	$1,030,778,538.44	**$20,628,629,075.93**	**Max After Credit**
							$491,370,923.07	**Tribal/W. Va. Credit**
							$21,119,999,999.00	**Global Settlement Amount**

From the Big 3 Fee panel Distribution for BS Fees
(2024 Payment is year 3 in the fee panel distribution as the fee calculations started in 2022.. According to MSA)

SUM of BS payments	Yr 1.	Yr 2.	Yr 3.	Yr 4.	Yr 5.
143,843.59	38,750.03	26,273.39	26,273.39	26,273.39	26,273.39

GT Calc w/ 25% co-counsel $149,851.97

If we have from the fee panel directly, we will always default to those figures, so for this example and other JnJ / Big 3 examples we have from the fee panel, the above methodology is not needed and we can pull directly since that is set in stone from the fee panel.

Common Benefit Receivables – Ex. Will be Janssen:

1. Total Common Benefit Fund in Exhibit R is $184,615,384.64. This also helps you back into the scheduled % per year, below as well.

Payment Year 1	$19,434,911.24
Payment Year 2	$21,562,130.18
Payment Year 3	$38,689,349.11
Payment Year 4	$26,232,248.53
Payment Year 5	$26,232,248.53
Payment Year 6	$26,232,248.53
Payment Year 7	$26,232,248.53
Total:	**$184,615,384.64**

Year	Scheduled Payment	Scheduled %	Estimated % Receviable	Napoli Scheduled Payments
1	$19,434,911.24	10.53%	15%	$2,915,236.69
2	$21,562,130.18	11.68%	15%	$3,234,319.53
3	$38,689,349.11	20.96%	15%	$5,803,402.37
4	$26,232,248.53	14.21%	15%	$3,934,837.28
5	$26,232,248.53	14.21%	15%	$3,934,837.28
6	$26,232,248.53	14.21%	15%	$3,934,837.28
7	$26,232,248.53	14.21%	15%	$3,934,837.28
Total:	$184,615,384.64	100.00%	15%	$27,692,307.70

2. Taking a 15% as given as the estimated receivable allocation to the law firm, we arrive at the estimated receivable of $27,692,307.70. Distributed across the schedule (by multiplying % of receivable by the estimated receivable), we arrive at this Napoli cashflow schedule.
3. The Janssen Year 2 payment is in escrow and has not cashflowed yet, but is being held awaiting authorization to cashflow. This means 89.47% of the total receivable is left to pay, and we are assuming these will cashflow in the first quarter of 2024 and will be payable on the first payment date.

Contingency Fee Receivables- Ex. Janssen, GA11 (Atlanta City)

The Contingency Fee Receivables will be the average between the National Method (NM) and State Method Attorney Fee (SM).

Before breaking down each method, we must declare the “Contingency Fee Assumption” Methodology below:

“**Contingency Fee Assumption”**

- Abatement Amount from Exhibit M is $5,000,000,000
- Georgia state share is 2.7882080114% from Exhibit F (F-1 in MSA)
- Consolidated State Allocation: 2.9922320659% from Exhibit G (G-46 in MSA)
- The Attorney Contract Fee (25%) and LG Share Percentage (50%)* are assumptions as given
- Multiplying the Abatement amount by the State share, county share, contract fee assumption and LG Share percentage
- 5,000,000,000 * 2.7882080114% * 2.9922320659% * 25% * 50% = $ 521,435

*Subdivisions that filed suit prior to December 5th 2017 receive a 10% increase to their LG Share


Abatement Amount
X
Exhibit F (State Allocation %)
=
State Share
State Share
X
LG Share (50%)
X
Exhibit G (subdivision Allocation %)
=
LG Share
LG Share*
X
Attorney Contract Fee (25%)
=
Contingency Fee Assumption ($)

"National Method"


National Average Attorney Fee (%)
X
Contingency Fee Fund
=
National Contingency Fee Pool
Contingency Fee Assumption ($)
/
National Contingency Fee Pool
=
LG Share of Fee Pool
Contingency Fee Fund ($)
X
LG Share Of Fee Pool
National Method Attorney Fee

- Nat'l Avg. Attorney Fee (%): 9.50% for all Settlements
- Contingency Fee Fund: Found in Exhibit M is $5,000,000,000 for Janssen
- Contingency Fee Assumption = $521,435 from above.
- National Contingency Fee Pool: 9.50% * 5,000,000,000 = $475,000,000
- LG Share of Fee Pool: $521,435 / $475,000,000 = 0.10977586076%
- **Contingency Fee Pool x LG share of pool = NM Fee =** $123,076,919 (from Exhibit R, R-9) *.10977..% **= $135,109**

"State Attorney Method"


Contingency Fee Fund ($)
X
Exhibit F (State Allocation %)
=
State Allocation Attorney Fee
Estimated Attorney Fee to State (%)
X
State Share
=
Estimated State Fee Pool
Contingency Fee Assumption ($)
/
Estimated State Fee Pool
=
LG National Attorney Fee/State Pool
State Allocation Attorney Fee
X
LG National Attorney Fee/State Pool
State Method Attorney Fee

State Allocation Attorney Fee = Exhibit F State Alloc % (2.7822..%) * 123,076,919 (Exhibit R) = **$3,431,641**

Estimated State Fee pool = Estimated Attorney Fee to State (%) (please see appendix A for matrix on estimates from CCubed. This is similar to the 15% CB Estimate) * State Share (Exhibit F * Abatement Amount (from above) = 9.65% * 139,410,401 = $13,453,103.66

LG National Attorney Fee / State Pool = Contingency Fee Assumption (from above) / **Estimated State Fee pool** = $13,453,103.66 / $ 521,435 = 0.04

State Method Attorney Fee = LG Nat'l Fee / State Pool * State Allocation Attorney Fee = 0.04 * 3,431,641 = $133,008.61

Average of NM and SM Methods = 135,109 + 133,008 = $134,058.68

Distribution of Contingency Fees: Follow Exhibit R similar to Common Benefit Schedule to distribute. This methodology does not cover co-counsel fees but the modeled cash flows do. We can setup a call with the Company to run through this assumption/methodology to further tie out the cashflows.

Backstop Fees


State Share
X
Local Government Share (5)
=
Back – Stop Budget
Back – Stop Budget
X
Exhibit G (%)
X
Max LGFF Contribution (MOU)
=
Total Back-Stop Available
Back – Stop Budget
X
Exhibit G (%)
X
Max Attorney Fee (%)
=
Total Value
Total Value
-
Contingency Fee Award ($)
*
=
Back - Stop
LESSER OF
Total Back-Stop Available
&
Back - Stop
Back – Stop Fee

Back-Stop Budget = State Share (Incentive Level Payment (See appendix C for these aggregated by Company)* exhibit F state share) * Local Govt Share (Aggregated by CCubed, Appendix B per state) = $2,109,038,461.00 * 2.7882080114% * 25% = **$28,240,258**

Total Back-stop available = Back-Stop Budget * Exhibit G * MOU Max Contribution = $28,240,258 * 2.99223206590% * 15% = **$126,752**

Total Value = Back-stop budget * exhibit G * max attorney Fee (%) = $28,240,258 * 2.99223206590% * 25% = $211,254

Back-Stop = Total Value – Contingency Fee Award = $211,254 - $134,058.68 = $77,195

Back-Stop Fee = Lesser of **Back-Stop** and **Total Back-Stop Available =** Lesser of **$77,195** and **$126,752 = $77,195**

Distribution of Backstop Fees:

- Follow State MOU

Follow the cashflows (Exhibit M)-1 for back-stop fee distribution

If Specified, Exhibit R can also be a source

This methodology does not cover co-counsel fees but the modeled cash flows do. We can setup a call with the Company to run through this assumption/methodology to further tie out the cashflows.

Appendix C

Appendix C
Contingency Fee Differences

State	Subdivision	Defendant	PBC Total	GT Total
OK	Hughes County, Oklahoma	Big 3	3,015.93	3,468.73
OK	Lincoln County, Oklahoma	Big 3	8,619.85	9,913.99
OK	Muskogee County, Oklahoma	Big 3	1,757.44	2,021.30
OK	Okfuskee County, Oklahoma	Big 3	3,213.36	3,695.79
OK	Payne County, Oklahoma	Big 3	6,620.11	7,614.02
OK	Seminole County, Oklahoma	Big 3	4,083.06	4,696.07

Appendix D

State	Subdivision	Defendant
ID	Camas County, Idaho	Big 3
ID	Gooding County, Idaho	Big 3
LA	Bogalusa City, Louisiana	Big 3
LA	Shreveport, Louisiana	Big 3
ME	Androscoggin County, Maine	Big 3
ME	Aroostook County, Maine	Big 3
ME	Auburn City, Maine	Big 3
ME	Augusta City, Maine	Big 3
ME	Bangor City, Maine	Big 3
ME	Biddeford City, Maine	Big 3
ME	Calais City, Maine	Big 3
ME	Cumberland County, Maine	Big 3
ME	Kennebec County, Maine	Big 3
ME	Knox County, Maine	Big 3
ME	Lewiston City, Maine	Big 3
ME	Lincoln County, Maine	Big 3
ME	Penobscot County, Maine	Big 3
ME	Portland City, Maine	Big 3
ME	Rockland City, Maine	Big 3
ME	Saco City, Maine	Big 3
ME	Sagadahoc County, Maine	Big 3
ME	Sanford City, Maine	Big 3
ME	Somerset County, Maine	Big 3
ME	Waldo County, Maine	Big 3
ME	Washington County, Maine	Big 3
ME	Waterville City, Maine	Big 3
ME	York County, Maine	Big 3
MN	St. Paul City, Minnesota	Big 3
OR	Coos County, Oregon	Big 3
ID	Camas County, Idaho	Janssen
ID	Gooding County, Idaho	Janssen
LA	Bogalusa City, Louisiana	Janssen
LA	Shreveport, Louisiana	Janssen
ME	Androscoggin County, Maine	Janssen
ME	Aroostook County, Maine	Janssen
ME	Auburn City, Maine	Janssen
ME	Augusta City, Maine	Janssen
ME	Bangor City, Maine	Janssen
ME	Biddeford City, Maine	Janssen
ME	Calais City, Maine	Janssen
ME	Cumberland County, Maine	Janssen
ME	Kennebec County, Maine	Janssen
ME	Knox County, Maine	Janssen
ME	Lewiston City, Maine	Janssen
ME	Lincoln County, Maine	Janssen
ME	Penobscot County, Maine	Janssen
ME	Portland City, Maine	Janssen
ME	Rockland City, Maine	Janssen
ME	Saco City, Maine	Janssen
ME	Sagadahoc County, Maine	Janssen
ME	Sanford City, Maine	Janssen
ME	Somerset County, Maine	Janssen
ME	Waldo County, Maine	Janssen
ME	Washington County, Maine	Janssen
ME	Waterville City, Maine	Janssen
ME	York County, Maine	Janssen
MN	St. Paul City, Minnesota	Janssen
OR	Coos County, Oregon	Janssen